REGEN BIOPHARMA, INC.

4700 Spring Street, Suite 304, La Mesa, California, 91942

July 24, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street N.W.

Washington, D.C. 20549

Re: Regen Biopharma, Inc.
Registration Statement on Form S-1, Registration No. 333-271234

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Regen Biopharma, Inc. (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its Registration Statement on Form S-1 (File No. 333-271234), together with all exhibits thereto, initially filed on April 13, 2023 as subsequently amended (collectively, the “Registration Statement”).

Due to prevailing market conditions, the Company has determined not to utilize the Registration Statement for a public offering at this time. The Company hereby confirms that no securities have been or will be sold pursuant to the Registration Statement.

Please send copies of the written order granting withdrawal of the Registration Statement to David R. Koos , Chief Executive Officer at the above-mentioned address, facsimile number (619) 330-2328, with a copy to the Law Offices of William Aul, 1600 Hotel Circle North, San Diego, CA 92108 telephone number: 619 497 2555 email address: bill@aullaw.net

If you have any questions with respect to this matter, please contact David R. Koos at (619) 722-5505.

Sincerely, REGEN BIOPHARMA, INC.

/s/ David R. Koos
David R. Koos Chairman and Chief Executive Officer